

Mail Stop 3720

September 24, 2015

Daniel Solomita
Chief Executive Officer
First American Group Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, CA 90067

> **Re:** **First American Group Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed September 15, 2015**
> **File No. 000-54768**

Dear Mr. Solomita:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Financial Statements as of and for the period ended February 28, 2015

Note 6 – Commitments and Contingencies

Accounting Treatment of the Consideration, page F-18

1.   We note your response to comment 3 and understand the shares were fully vested and non-forfeitable. We also note the consulting agreement is a twelve month agreement. Explain to us why you did not record $712,000, the value of consideration paid at the inception of the agreement, as a prepaid expense or revise your accounting for this and other similar agreements.

Note 9 - Subsequent Events

Entry into a Technology Transfer Agreement with 8198381 Canada Inc., a Related Party, page 21

2.   Please clarify, if true, that the cost recorded by the company is the same as what was historically incurred by 8198381 Canada Inc. or advise us.

      You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

                              Sincerely,

                              /s/ Robert S. Littlepage, for

                              Larry Spirgel
                              Assistant Director
                              AD Office 11 – Telecommunications